UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-SB

General Form for Registration of Securities of Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

WI NET COMMUNICATIONS, INC.
(Exact name of small business issuer as specified in its charter)

NEVADA	20-4345510
(State of incorporation)	(IRS Employer ID Number)

1202 - 1288 ALBERNI STREET, VANCOUVER, B.C. CANADA
(Address of principal executive offices) (Zip Code)

(604) 614-1764
(Registrant's telephone number)

Securities to be registered under Section 12(g) of the Exchange Act

Title of each class to be so registered	Name of each exchange on which Each class is to be registered
Common Stock	NASDAQ Over the Counter Bulletin Board

Securities to be registered under Section 12(b) of the Exchange Act: None

WI NET COMMUNICATIONS INC.

PART I

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements contained in this Form 10-SB, other than statements of historical facts, that address future activities, events or developments are forward-looking statements, including, but not limited to, statements containing the words "believe," "anticipate," "expect" and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results will conform to the expectations and predictions of management is subject to a number of risks and uncertainties that may cause actual results to differ materially.

Such risks include, among others, the following: international, national and local general economic and market conditions: our ability to sustain, manage or forecast our growth; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this and previous filings.

Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations.

As used in this Form 10-SB, unless the context requires otherwise, "we" or "us" or the "Company" means Wi Net Communications Inc.

Item 1  Description of Business.

Business Development

Wi Net Communications Inc. was formed as a corporation under the laws of the state of Nevada on April 2, 2004. Wi Net Communications’ mission is to be the premier provider of VoIP services to European households. Using a privately managed IP network will allow Wi Net to provide both reliable and high quality service. Wi Net intends to capitalize on a first mover advantage in the European household market and establish barriers to entry for late entrants by establishing a major brand with a solid reputation. The Company has not been involved in any bankruptcy, receivership or any similar proceeding. There have been no material reclassifications, mergers, consolidations, or purchases or sales of a significant amount of assets not in the ordinary course of business.

Business of Issuer

Wi Net was established to deliver quality IP related products to assist our customers in delivering improved services at a reduced cost. We identify with the drive all companies have to reduce costs without jeopardizing service and quality. Wi Net’s mission is to be the premier provider of VoIP services to European households. Using a privately managed IP network will allow Wi Net to provide both reliable and high quality service. Customers will be provided with three options for accessing the IP network:

•	PC to PC service which allows a user to place from one PC to another using Wi Net’s software;
•	Broadband phone service which allows a user to access to the IP networks at all time using a phone plugged into their broadband connection; and
•	Phone to phone service which allows users to place calls from any traditional phones using a calling card to access Wi Net’s IP network.

Wi Net’s goal is to leverage the many Worldwide VoIP services in the market place making long distance calling cheaper, easy to use, yet providing that quality experience we have all come to expect.

Wi Net will capitalize on a first mover advantage in the European household market and establish barriers to entry for late entrants by establishing a major brand with a solid reputation. This will be achieved through innovative advertising and promotion campaigns to potential customers, establishing an online referral programs to capitalize on the strength of existing European online brands and entering into joint venture agreements with local ISPs for providing private label brands to their broadband customer base.

One of the most successful countries at implementing VoIP to date is Japan where over 5 million households (10% of all households) are currently using some form of VoIP within two years of this product first being available in the marketplace. This high adoption rate was in part driven by a price war amongst broadband suppliers. Currently over 8% of European households are using broadband services with the number forecasted to grow to 30% of households in 2008. If at this time only 5% of broadband users opt to pay for VoIP services this would represent a £1.04 billion market opportunity.

The EU has adopted a technologically neutral approach to its telecommunication regulations and currently VoIP services are regulated as an electronic communication services. This means Wi Net has only to file notice with member states to inform them of its intention to expand into their market.

Wi Net will market and sell its services using a sales representative team to manage direct customer sales and a partner referral team to develop and maintain relationships with its referral and ISP partners. By undertaking creative marketing strategies, Wi Net intends to become the ubiquitous provider of European household VoIP services. This will allow Wi Net to tap a substantial portion of this highly lucrative market.

Products and services rendered

Wi Net will provide its customers with three different mechanisms for accessing its VoIP network:

•
PC to PC - To make a call directly from their PC, Wi Net users require only a broadband connection, a microphone and a speaker. New users can quickly download Wi Net’s connection software, and have only have to provide their credit card and select a phone number to activate their accounts. They are then ready to place calls anywhere around the world by simply entering the desired phone number.

•
Broadband Phones - Alternatively, customers can access Wi Net’s private network using a broadband or IP phone which has the added benefit of providing many of the features of a traditional phone including caller ID, voice mail, and call waiting. A broadband phone works by plugging directly into a broadband connection - providing the advantage of being accessible even when the user’s PC is not powered on. To place a call, users have only to lift a receiver and dial directly, mimicking a traditional phone. A primary advantage of both the PC to PC and broadband phones is that, once set-up, they become portable. By plugging the PC or phone into any broadband connection calls are re-routed to the user’s new location.

•
Phone to Phone - By using a Wi Net Calling Card containing a unique user ID and password, users can place VoIP calls using any standard telephone. The customer has simply to call their country’s access code, enter their password and then enter the desired phone number. The call is then transmitted over the PSTN to Wi Net’s closest gateway resulting in vastly decreased long distance rates.

Market

We are targeting Customers who are focused on leveraging their existing technologies and have a need for a quick to market, low cost, yet quality VoIP solution. Whether it is for personal use, for your office, or the road warrior, calling has never been cheaper. We have currently focused our Customer base in Europe because of their high calling rates and North America due to their high volumes with established legacy providers who do not compete in this space.

By acquiring our products at a low price point and shipping centrally from Europe, we are able to keep our pricing competitive, with a return on investment for VoIP far more quickly than traditional solutions, because of leveraging available services and technologies you have today.

The European situation is dramatically different from that in the US. Up until now access has been a major obstacle to broadband acceptance. In 1999, fewer than 8% of European households had the option of subscribing to broadband services, whereas in 2001 this service was available to 60% of households. By the end of 2002, over 8% of households were connecting to the network via broadband, representing a 92% growth from the previous year. This growth was fuelled by a decrease in the premium for broadband over dial-up from 178% in 2001 to 101% in 2002. 2002 data for broadband connectivity is displayed in Figure 3.

Figure 3: European 2002 Household Internet Penetration by Access Technology

Source: Forrester Research, June 2003

Industry watchers believe that Europe’s broadband penetration will rise steadily in the short term to 30% of households by 2008 representing a large market opportunity for Wi Net. (See Figure 4) Projected numbers for select European countries can be found in Table 1. The strongest adoption is projected to occur in Scandinavia (44% penetration) with countries such as Greece (5%), Ireland (17%) and Spain (18%) weighing down the European average. If by 2008 only 10% of the 49.7 million projected European broadband households implement VoIP at a cost of £35 per month this will create a £1.04 billion market.

Figure 4: Forecast of Household Broadband Penetration in Europe

Source: Forrester Research, June 2003

Table 1: Europe’s Residential Broadband Access 2004—2008

	Broadband Households (thousands)
	2004	2005	2006	2007	2008	% of Households (2008)
Austria	621	717	843	949	1039	30%
Belgium	964	1131	1283	1419	1538	34%
Denmark	695	876	1030	1161	1271	43%
Finland	384	484	635	762	869	35%
France	3335	4257	5157	5992	6741	27%
Germany	6411	8272	9864	11209	12340	32%
Greece	2	23	79	136	219	5%
Ireland	25	79	137	196	261	17%
Italy	2365	3156	3786	4606	5302	24%
Luxembourg	22	33	43	53	63	35%
Netherlands	1904	2191	2575	2908	3194	44%
Norway	439	581	704	810	900	45%
Portugal	385	439	517	626	731	21%
Spain	1282	1580	1885	2214	2512	18%
Sweden	1188	1477	1721	1926	2099	43%
Switzerland	650	732	850	958	1056	33%
UK	4242	5790	7202	8451	9537	35%
Source: Forrester Research, June 2003

Distribution Methods

We have aligned ourselves with a distribution arm of our phone manufacturer out of China. These phones work with a variety of computer operating systems; like Windows XP and 2000. Our distribution channels and existing interests are everything from at home use, to the road warrior, to retail outlets who want to add to their product base, to 3rd party providers of IP Telecom technologies who want to resell to their customer lines.

3rd Party Providers
Companies focused solely on providing VoIP services are a third group of potential competitors. This group is comprised of companies that only offer service between its customers and those that connect to the PSTN to offer service worldwide. For example, SIPphone retails its IP phone in pairs for $100 US and allows its users to place unlimited free calls to any other SIP phone user. This is similar to Skype which allows users to download free software to communicate with other Skype users. The software uses peer to peer technology creating a cross between a phone and instant messaging. Though preliminary reports suggests that both these companies are providing good quality VoIP services their success in bound to be limited by network externalities. The revenue model for these companies must also be improved as many other e-commerce companies have had great difficulty convincing consumers to pay for services which they once acquired for free.

A group of 3rd party providers are offering transmission through to the PSTN allowing users to place a call anywhere in the world. To date, companies such as Vonage (a US provider) have focused on building brand awareness within specific geographic areas. Wi Net intends to set up substantial barriers to entry to sustain the first mover advantage it is poised to gain in the EU. This will be achieved in part by developing a solid reputation for quality and reliability and developing deep, mutually beneficial relationships with its partners. In the end it is always much more expensive to acquire a customer rather than to keep one and Wi Net will be well positioned to defend its market position.

Employees

The issuer currently has one full-time employee, who currently acts as its director and officer.

Government Regulation

The communication market is in a state of rapid growth due to the emergence of a global economy. Today’s corporations are typically undertake business activities in a host of countries. This geographic spread coupled with the pace of competition means that now, more than ever, tight coordination is required between field offices. Individuals are also becoming ever more likely to leave their country of origin in search of employment. This causes ever increasing personal communication costs as individuals struggle to keep connected with friends and family around the globe.

Meanwhile, the number of channels for communicating has greatly increased; an individual must now manage traffic from traditional phones, cell phones, email and faxes. The end result is that, according to the Gartner Dataquest, the worldwide telecommunications industry in 2003 has grown to $1.2 billion. [Relative percentages by region are displayed in the chart below]. Gartner anticipates that this industry is poised to experience steady growth of an average of 4% per year over the next four years, rising to $1.6 billion in 2008.

Figure 1: Percentage of Worldwide Telecom Revenue By Region in 2003

Source: Gartner Dataquest, 2004

Another telecommunication trend occurring around the world is the deregulation of telephony services. Traditionally, incumbent providers held local monopolies for both local and long distance calls. Governments protected these monopolies but instituted regulations to ensure the monopolies continued to serve the public need by providing rural service, network interconnection and emergency and wiretapping access. During the past decade there has been a gradual trend of deregulation within this sector with new regulations passed forcing incumbents to share their networks.

The specific regulatory treatment of VoIP differs from country to country. Some countries have banned competition with its incumbent telephone providers others allow it on a case-by-case basis or under certain conditions. The European Union has attempted to streamline licensing and regulations of all communications within its member states and eliminates distinctions between data and voice, and conventional and Internet-based technologies by developing a set of EU Directives.

A Directive was issued in 1996 requiring the liberalization of all telecommunication services including voice telephony. In 2000 another Directive was released instructing member states to take a technologically neutral approach to data and voice services. It suggested that state regulators differentiate between “electronic communication networks” which are defined as any transmission system, and “electronic communication services” which are defined as services riding on top of the communication network. These definitions are important as only communication networks have open-access requirements which can often result in much higher investment costs.

Currently, VoIP falls under the definition of a service that means it is not licensed as traditional telephony on the basis that is currently not marketed as a standalone system. A VoIP operator has then only to provide notification to a member state rather than laboriously applying for a telephony license. There are some VoIP regulatory issues currently being debated within the EU including wiretapping, allocation of phone numbers, interconnection and regulatory fees and universal service contributions.
Reports to Security Holders

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.

Item 2  Management’s Discussion and Analysis or Plan of Operation.

Management plans to build a strong Company that is focused on growing revenue, keeping operating costs low and, importantly, generating a return for its stakeholders. To succeed management recognize that they must implement a targeted marketing plan that focuses on building brand recognition. The Company’s marketing program is designed to identify the Company’s brand with reliable technology, functionality via a number of different technological platforms, quality of service and ease of use. The importance of brand recognition cannot be understated because barriers to entry for competitors are minimal, and current and new competitors can launch new technology and web sites at a relatively low cost. As such, Management plans to continue to implement a targeted marketing program that incorporates online and offline strategies over the next twelve months to increase brand recognition and build its client base.

Management recognizes that the Company’s competitive edge and long-term success depend on the implementation and application of state-of-the-art technologies so that every merchant’s experience with the Company is seamless and productive.

--- WE HAVE MINIMAL OPERATING HISTORY AND REVENUE AND WE HAVE MINIMAL ASSETS. We have an extremely limited operating history upon which an evaluation and our business can be based. Our business must be considered in light of the risks, expenses and problems frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as the Internet. Specifically, such risks include our failure to anticipate and adapt to a developing market, development of equal or superior services by competitors, and the inability to identify, attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks.

Operating results are difficult to forecast because they depend on the volume of our transactions, which will generally fluctuate in line with the strength of economic activity, our competitiveness, and our ability to grow our client base. As a result, management may be unable to adjust capital allocations and spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause net losses in a given period to be greater than expected.

--- OUR ABILITY TO CONTINUE AS A GOING CONCERN. In view of our minimal operating history and revenue conditions, our ability to continue as a going concern is uncertain and dependent upon achieving a profitable level of operations and, if necessary, on our ability to obtain necessary financing to fund ongoing operations. As well, our ability to absorb a large unforeseen expenditure is limited by our current lack of capital resources.

--- THERE CAN BE NO ASSURANCE THAT WE CAN GENERATE REVENUE GROWTH OR THAT ANY REVENUE GROWTH THAT IS ACHIEVED CAN BE SUSTAINED.

The Company believes it can meet all of its cash requirements to fund the day to day operations of its business for the next three months. The Company may decide at a future date to raise additional funds for business operations and expansion or acquisition plans.

The Company does not anticipate that it will conduct any significant product research and development outside of the course of normal business for the next twelve months.

The Company does not anticipate that it will require additional funds for the purchase or sale of plant and/or related equipment for the next twelve months.

The Company uses independent contractors who are compensated on a commission basis, and does not anticipate that it will hire any employees in the next twelve months.

We operate in a rapidly changing environment that involves numerous risks, some of which are beyond our control. The following discussion highlights some of these risks:

--- UNCERTAINTY OF FUTURE OPERATING RESULTS. Revenue growth that we may achieve may not be indicative of future operating results. In addition, we have increased, and plan to significantly increase further, our operating expenses in order to increase our sales and marketing efforts, fund greater levels of product development, increase our marketing staff, and increase our general and administrative costs to support the enlarged organization. If there is no increase in revenues, our business, results of operations and financial condition will be materially adversely affected. Given the initial level of planned expenditures, we anticipate that we may continue to incur losses for the foreseeable future and there can be no assurance that we will ever achieve or sustain profitability.

--- FUTURE LOSSES AND NEGATIVE CASH FLOW MAY LIMIT OR DELAY THE ABILITY TO BECOME PROFITABLE. Since incorporation, the Company has expended resources on technology, website development, hiring of personnel and startup costs. As a result, losses were incurred and it is possible that losses and negative cash flow may again occur which could limit or delay the Company’s ability to become profitable. Management anticipates that it could incur additional costs and expenses related to: brand development, marketing and other promotional activities; the possible addition of personnel; the continued development of the website content; the computer network; the expansion of service offerings; and development of relationships with strategic business partners.

The Company's ability to become profitable depends on its ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If the Company does achieve profitability, it cannot be certain that it would be able to sustain or increase profitability on a quarterly or annual basis in the future.

Item 3  Description of Property.

The Company does not own or lease any property.

Item 4  Security Ownership of Certain Beneficial Owners and Management.

(a) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock:

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Nick Alan Andrews 1803-1288 Georgia St., Vancouver, BC V6E 4R3	5,500,000	52.6%

(b) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each director and executive officer of the Company.

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Nick Alan Andrews 1803-1288 Georgia St., Vancouver, BC V6E 4R3	5,500,000	52.6%

Item 5  Directors, Executive Officers, Promoters and Control Persons.

The Company's directors and executive officers are as follows:

Nick Andrews, aged 35, has been our sole officer and director since our inception. He has been developing our business plan over the course of the last three years, as well as finding and working with a software development team, a marketing company, and a graphics design company since 2001.

INVOLVEMENT IN CERTAIN MATERIAL LEGAL PROCEEDINGS DURING THE PAST FIVE YEARS

(1)	No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding.
(2)
No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3)
No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4)	No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.
Item 6  Executive Compensation.

The following table sets forth the remuneration of our sole director and officer for the period from inception through June 30, 2005:

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	AGGREGATE REMUNERATION
Nick A. Andrews	Sole executive officer	5,500,000 shares

Item 7  Certain Relationships and Related Transactions.

As of June 30, 2005, the Company issued 5,500,000 shares to Nick A. Andrews in consideration for services rendered as the Sole executive officer and director.

As of the date of this statement, other than the transaction described above, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

•	any of our directors or officers;
•	any nominee for election as a director;
•	any principal security holder identified in the preceding Security Ownership of Certain Beneficial Owners and Management " section; or
•	any relative or spouse, or relative of such spouse, of the above referenced persons.

Item 8   Descriptions of Securities.

The authorized capital stock of the Company consists of 75,000,000 shares of common stock, par value $0.001 per share, of which there are 10,450,000 shares issued and outstanding. The Company is not authorized to issue any shares of Preferred Stock. The following summarizes the important provisions of the Company's capital stock.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders; have no preemptive rights; have no conversion or redemption rights or sinking fund; do not have cumulative voting rights; and share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Dividends

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends.

Transfer Agent

Our independent stock transfer agent is West Coast Stock Transfer, located in Vancouver, British Columbia, Canada. Their mailing address and telephone number is: 850 W. Hastings, Suite 311, Vancouver, BC V6C 1E1; (604)-682-2556.

Part II
Item 1  Market for Common Stock and Related Stockholder Matters.

Market information

There is no public trading market for the Company’s shares.

Holders.

There are currently thirty-three (33) shareholders of common stock of the Company.

Dividends.

The Company has never paid cash dividends on common stock, and does not expect to pay such dividends in the foreseeable future.

Item 2  Legal Proceedings.

The Company is not a party to any legal proceeding. No property of the Company is the subject of a pending legal proceeding.

Item 3  Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

There has been no change in or disagreements with Accountants.

Item 4  Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

The Company completed a number of private placements pursuant to Reg S and Reg D between April and July 2004. The names and amounts of shareholders are provided below:

Name of Shareholder	Type	Amount
LYNDA CABIANCA	Common	500,000
SARAH CABIANCA	Common	500,000
CAREY WHITEHEAD	Common	500,000
JANET ANDREWS	Common	500,000
ANTHONY KNELLER	Common	500,000
FRANK FOX	Common	500,000
GRANT POWELL	Common	160,000
D.A. KNELLER	Common	160,000
HALINA KURAS	Common	160,000
LISA HENRIQUES	Common	160,000
TANYA DOWNIE	Common	160,000
MORGAN COWAN	Common	160,000
JENS GERBITZ	Common	160,000
RYAN CLARK	Common	160,000
CERCELLETTI DIDIER	Common	160,000
CHRISTINE GREGORY	Common	160,000
CHARLES T. PHILLIPS	Common	160,000
JOEL HERNER	Common	160,000
SALEEM NATHOO	Common	2,000
LEANNE SEDAWIE	Common	2,000
JAMIE SEDAWIE	Common	2,000
CARLE SEDAWIE	Common	2,000
TIM COFFEY	Common	2,000
RON ERWIN	Common	2,000
JORDAN WILLMS	Common	2,000
LINDSAY SNELL	Common	2,000
ALLYSON COFFEY	Common	2,000
SPENCER COEN	Common	2,000
MUYI FENG	Common	2,000
LAWRENCE TANG HAO	Common	2,000
JENNIFER YOUNG	Common	2,000
NATHALIE MAZURIN	Common	2,000

Item 5  Indemnification of Directors and Officers.

The Company’s Bylaws provide that the Company may indemnify and advance litigation expenses to its directors, officers, employees and agents to the extent permitted by law, the Articles of Incorporation, or the Bylaws, and shall indemnify and advance litigation expenses to its directors, officers, employees and agents to the extent required by law, the Articles of Incorporation, or the Bylaws. The Company’s obligations of indemnification, if any, are conditioned upon the Company receiving prompt notice of the claim and the opportunity to settle and defend the claim. The Company has the right, to the extent permitted by law, to purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Company.

Part F/S
Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Wi Net Communications Inc.

We have audited the accompanying balance sheet of Wi Net Communications Inc., (a Nevada corporation in the development stage) as of October 31, 2005 and the related statements of operations, statement of stockholders’ equity and cash flows for the period from April 2, 2004 (inception) to October 31, 2005, and for the periods ended October 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wi Net Communications Inc., as of October 31, 2005, and the related statements of operations, statement of stockholders’ equity and cash flows for the period from April 2, 2004 (inception) to October 31, 2005 and in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has not commenced operations. Its ability to continue as a going concern is dependent upon its ability to develop additional sources of capital, and/or achieve profitable operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Mark Shelley Mark Shelley
Shelley International CPA
Mesa, Arizona
November 17, 2005

WI NET COMMUNICATIONS INC.
(a development stage company)

BALANCE SHEET
October 31,
2005
ASSETS

Cash	$17,549

Total Current Asset	17,549

Total Assets	$17,549

LIABILITIES

Accounts Payable and accrued expense	$4,432

Total Current Liabilities	4,432

STOCKHOLDERS' EQUITY

Common Stock
75,000,000 shares authorized, par value
$0.001, issued and outstanding 10,420,000	10,451

Paid in Capital	20,349

Accumulated Deficit during Development Stage	(17,683)

Total Stockholders' Equity	13,117

Total Liabilities and Stockholders' Equity	$17,549

WI NET COMMUNICATIONS INC.
(a Development Stage Company)

STATEMENT OF OPERATIONS
for the
period from
inception to
October 31,
2005

REVENUE	$-

EXPENSES
Operating Expenses	-
Professional and management fees	17,683
Bank charges	-
Total Expenses	17,683

Provision for Income Taxes	-

Net Income (Loss)	(17,683)

Basic and Diluted Earnings
per Common Share	a

WI NET COMMUNICATIONS INC.
(a Development Stage Company)

STATEMENT OF CASH FLOWS

for the
period from
inception to
October 31,
2005
Operations Activity

Net Income (Loss)	$(17,683)

Adjustment to Net Income (Loss)	-

Increase in Payables	4,432

Balance Sheet	-

Changes in Accounts Payable	-

Cash Flow Provided by Operations	(13,251)

Investing Activity

Purchase of underdeveloped mineral property	-

Cash Flow Invested	-

Financing Activities

Shares Sold	30,800

Cash Flow Provided by Financing	30,800

Net Change in Cash Flow	17,549

Beginning Cash Balance	-

Ending Cash Balance	$17,549

See Notes for supplemental information

WI NET COMMUNICATIONS INC.
(a Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

				Deficit
				Accumulated
				during
	Common Stock		Paid in	Development	Total
	Shares	Amount	Capital	Stage	Equity
Shares issued for cash at
$0.00165 per share	8,500,000	$8,500	$-		$8,500

Shares issued for cash at $0.01 per share	1,920,000	$1,920	$17,280		$19,200

Net Loss for the Period				$(4,789)	$(4,789)
Balance, December 31, 2004	10,420,000	$10,420	$17,280	$(4,789)	$22,911

Shares issued for cash at $0.1 per share	31,000	$31	$3,069		$3,100

Net Loss for the Period				(12,894)	(12,894)
Balance, October 31, 2005	10,420,000	$10,451	$20,349	$(17,683)	$13,117

WI NET COMMUNICATIONS INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	GENERAL ORGANIZATION AND BUSINESS

The Company, was organized in the state of Nevada on April 2, 2004. The Company is in its development stage and currently has no operations and no segments.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The relevant accounting policies and procedures are listed below.

Accounting Basis

The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.

Earnings per Share

The basic earnings (loss) per share is calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has not issued any options, warrants or similar securities since inception.

Dividends

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid during the periods shown.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company has no revenue and no operations.

Advertising

Advertising is expensed when incurred. There has been no advertising since inception.

Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

NOTE 3.	GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has accumulated a loss and is new. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 4.	PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Currently the Company’s deferred assets equals the valuation allowance

No income tax reports have been filed with the federal government.

NOTE 5.	OPERATING LEASES AND OTHER COMMITMENTS:

The Company also has no lease obligations.

NOTE 6.	THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148 Accounting for Stock-Based Compensation-Transition and Disclosure
Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities
This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150 Financial Instruments with Characteristics of both Liabilities and Equity

 This Statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

Interpretation No. 46 (FIN 46)
Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future. The adoption of these new Statements is not expected to have a material effect on the Company’s financial position, results or operations, or cash flows.

NOTE 7.	RELIANCE ON OFFICERS AND CONTRIBUTED SERVICES

The president and vice-president of the Company are the persons who have the experience to promote this new publication. If they were to no longer be able or willing to function in that capacity the Company would be negatively affected. These officers have contributed their services on a part time basis to the Company. The value of these services has been estimated and included in the financial statements.

NOTE 8.	LONG TERM DEBT

The company has no long term debt or similar contingencies.

NOTE 9.	STOCKHOLDERS’ EQUITY

At inception the Company’s founders invested $8,500 into the Company and received 8,500,000 shares of restricted common stock valued at $0.001 per share. During this same year (2004) the Company also completed an offering and raised $19,200 cash selling 1,920,000 shares of stock at $0.01 per share.

During the first nine month of the year 2005 the Company completed a second offering of 31,000 shares of common stock at $0.10 per share raising $3,100 in cash.

Total authorized shares are 75,000,000. Total outstanding shares issued are 10,420,00.

PART III

EXHIBITS

Exhibit Number	Description of Exhibits
3.1	Articles of Incorporation
3.2	Bylaws, as amended
5.1	Consent of legal counsel
23.1	Consent of auditor

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WI NET COMMUNICATIONS INC.
(Registrant)
Date: February 22, 2006	By:	/s/ Nick Andrews
Mr. Nick Andrews
President